

Mail Stop 3561

July 13, 2018

Scott J. Lauber
Executive Vice President and Chief Financial Officer
WEC Energy Group, Inc.
231 West Michigan Street
P. O. Box 1331
Milwaukee, WI 53201

> **Re: WEC Energy Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2017**
> **Filed February 28, 2018**
> **Form 8-K Filed June 19, 2018**
> **File No. 1-9057**

Dear Mr. Lauber:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

NOTE 5 – PROPERTY, PLANT AND EQUIPMENT, page 96

1. Please tell us your consideration of disclosing balances of the major classes of depreciable assets by function or nature at each balance sheet date and depreciation expense for each year presented. Refer to ASC 360-10-50-1.

NOTE 9 – COMMON EQUITY

Stock-Based Compensation Plans, page 98

2. Please tell us your consideration of disclosing the weighted average grant-date fair value of nonvested stock options, restricted stock and performance units at the beginning and end of the year. Please refer to ASC 718-10-50-2c.2.

Form 8-K Filed June 19, 2018

Exhibit 99.1

Confident in Achieving Our EPS Growth Guidance, page 4

3. Reference is made to the non-GAAP measure, adjusted earnings per share. In future filings please provide a reconciliation to the most comparable GAAP measure. Please refer to Rules 100(a)(1) and 100(a)(2) of Regulation G.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562, Donna Di Silvio, Staff Accountant at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding our comments or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products